Mail Stop 7010

January 30, 2006

via U.S. mail and facsimile

David M. Kelly, Chief Executive Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA  15212

	RE:	Matthews International Corporation
		Form 10- K for the Fiscal Year Ended September 30, 2005
		Filed December 14, 2005
		File No. 0-09115

Dear Mr. Kelly:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended September 30, 2005

General
1. Given the materiality of the Milso acquisition (p. 26), please provide us with the significance test calculations outlined in Article
3-05(b)(2) of Regulation S-X.

Management`s Discussion and Analysis, page 19

Results of Operations, page 19
2. In future filings, please revise MD&A to clarify the reasons for certain material variances in segment operating results. Please elaborate on the 2005 decline in cremation revenues given that the cremation business is the fastest growing segment of the death care industry (page 6). Please identify the specific adverse business and competitive factors which caused the significant decline in 2005 of
Graphics Imaging profit margin. Please explain why Cloverleaf`s operating profit margin declined from 7% in 2004 to 4% in 2005.
3. We note the disclosure on page 12 regarding the Yorktowne merger.
It appears that the outcome of this uncertainty could possibly have a material impact on future operating results. MD&A disclosure is required in future filings unless management has determined that a material impact is not reasonably likely to occur. See Item 303(a)(3)(ii) of Regulation S-K and Section 501.02 of the Financial
Reporting Codification.

Contractual Obligations, page 29
4. In future filings, please clarify your contractual cash obligations disclosure on page 29 to inform readers whether the table includes the interest payments required on the outstanding debt obligations.
See
Item 303(a)(5) of Regulation S-K.

*    *    *    *

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-
3772
or, in her absence, Al Pavot (202) 551-3738, or me at (202) 551-
3255
if you have questions regarding comments on the financial statements and related matters.



Sincerely,



								Nili Shah
								Accounting Branch Chief



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Mr. Kelly
Matthews International Corporation
January 30, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE